# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elanco Animal Health Incorporated, CIK 0001739104
CUSIP: 28414H103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 450 ELANCO CIRCLE, INDIANAPOLIS, California (CA), 46221
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-26-223314
Filed by CIK 0000200217

## Reporting persons
- Dodge & Cox: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 58,564,197; shared voting power 0; sole dispositive power 61,430,997; shared dispositive power 0; aggregate amount beneficially owned 61,430,997 (12.3% of the class)

## Item 1. Issuer
Name of issuer: Elanco Animal Health Incorporated
Address of issuer's principal executive offices: 450 ELANCO CIRCLE, INDIANAPOLIS, INDIANA 46221

## Item 2. Person Filing
Name of person filing: Dodge & Cox
Address of principal business office or, if none, residence: 555 California Street 40th Floor, San Francisco, CA 94104
Citizenship: California, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 61,430,997
Percent of class: 12.3
Sole power to vote or to direct the vote: 58,564,197
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 61,430,997
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The clients of Dodge & Cox, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, Elanco Animal Health Incorporated.

Dodge & Cox Stock Fund, an investment company registered under the Investment Company Act of 1940, has an interest of 38,409,300 or 7.7%, of the class of securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Dodge & Cox: /S/ Katherine M. Primas, Chief Compliance Officer (11/12/2026)